
03025141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 3 0 2003
WASH. D.C.
187
SECTION

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-9618

INTERNATIONAL TRUCK AND ENGINE CORPORATION RETIREMENT ACCUMULATION PLAN

(Full Title of the Plan)

NAVISTAR INTERNATIONAL CORPORATION
4201 Winfield Road
Warrenville, Illinois 60555


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

(Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

CK

REQUIRED INFORMATION

International Truck and Engine Corporation Retirement Accumulation Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2002 and 2001, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBITS

Exhibit Number	Description	11-K Page
23	Consent of Deloitte & Touche LLP	E-1
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-2
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

International Truck and Engine Corporation
Retirement Accumulation Plan

By: International Truck and Engine Corporation
Plan Administrator

/s/ 

Mark T. Schwetschenau
Vice President and Controller
(Principal Accounting Officer)

June 27, 2003

APPENDIX 1

Deloitte
& Touche

International Truck and Engine Corporation Retirement Accumulation Plan

Financial Statements as of December 31, 2002 and 2001 and for the Years Then Ended and Independent Auditors' Report

INTERNATIONAL TRUCK AND ENGINE CORPORATION RETIREMENT ACCUMULATION PLAN

TABLE OF CONTENTS

Supplemental schedules are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

International Truck and Engine Corporation:

We have audited the accompanying statements of net assets available for benefits of the International Truck and Engine Corporation Retirement Accumulation Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 2, 2003

INTERNATIONAL TRUCK AND ENGINE CORPORATION
RETIREMENT ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investment in Master Trust (Note 3)	$40,389,076	$33,265,885
Total investments	40,389,076	33,265,885
Receivables:		
Employer retirement contributions	4,886,723	4,095,863
Employer matching contributions	591,049	476,850
Total receivables	5,477,772	4,572,713
NET ASSETS AVAILABLE FOR BENEFITS	$45,866,848	$37,838,598

See notes to financial statements.

INTERNATIONAL TRUCK AND ENGINE CORPORATION
RETIREMENT ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS:		
Contributions:		
Participant pre-tax contributions	$ 8,386,029	$ 7,030,597
Employer retirement contributions	4,885,503	4,091,967
Employer matching contributions	2,226,354	1,158,723
Total contributions	15,497,886	12,281,287
Rollovers from other qualified plans	683,152	545,374
Transfers from other qualified plans—net	30,796	184,264
Total additions to net assets	16,211,834	13,010,925
DEDUCTIONS FROM NET ASSETS:		
Net loss of Master Trust (Note 3)	6,742,775	1,872,415
Total investment loss	6,742,775	1,872,415
Benefits paid to participants	1,440,809	1,833,421
Total deductions from net assets	8,183,584	3,705,836
NET INCREASE	8,028,250	9,305,089
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	37,838,598	28,533,509
End of year	$45,866,848	$37,838,598

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the International Truck and Engine Corporation Retirement Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is sponsored by International Truck and Engine Corporation (the "Company") to provide savings and retirement benefits for certain eligible salaried employees of the Company and of certain affiliates participating under the Plan who were first hired on or after January 1, 1996. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the "Code") and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—Participant contributions may be made to the Plan only on a pre-tax basis and are subject to annual maximum limits equal to the lesser of 15 percent of the participant's annual compensation or a prescribed dollar amount, indexed for inflation ($11,000 for 2002 and $10,500 for 2001). Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants in the pre-tax salary reduction portion of the Plan until such time as such employees do elect participation.

The Plan permits, but does not require, the Company to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant's length of employment, and fully vest upon completion of five years of service. The Company currently matches 50 percent of the first 6 percent of eligible compensation deferred by the participant for those participants who have completed one year of service. Retirement contributions are allocated to eligible members and are calculated as a percentage of eligible compensation, based on the participant's age at year-end.

Nonvested Company matching and retirement contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. No forfeitures were used to offset future Company contributions during the Plan year ended December 31, 2002. For the Plan year ended December 31, 2001, $775,000 was used to offset future Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

Effective January 1, 2001, for those employees first hired on or after this date, the Plan was amended to provide for automatic enrollment at a 6% deferral rate. The employee has a 45-day window (from the hire date) during which to call J.P. Morgan to opt out of the automatic enrollment, or to chose a different rate of deferral.

Investment Options—Company matching and retirement contributions are non-participant-directed and are invested in the Frank Russell Aggressive Balanced Fund. Participants direct the investment of their account balances and future contributions. Investment options during 2002 included the following: J.P.

Morgan Stable Value Fund, J.P. Morgan U.S. Active Fixed Income-Core Fund, J.P. Morgan U.S. Disciplined Equity Fund, America Century Income & Growth Fund, Credit Suisse Capital Appreciation Fund, Gabelli Asset Fund, T. Rowe Price Mid-Cap Growth Fund, T. Rowe Price Small Cap Stock Fund, American Century International Growth Fund, and Navistar International Corporation Common Stock.

Participant Accounts—Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator and range from 5.25% to 10.5%.

Payment of Benefits—Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal.

Vesting—A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability, or dies.

When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until age 65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar International Corporation Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar International Corporation Common Stock, the distribution will be made in cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation—The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

Participant loans are valued at cost which approximates market value. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

Unrealized appreciation or depreciation on investments is determined by comparing the fair value of these separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

Participant Withdrawals—As of December 31, 2002 and 2001, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees—Administrative expenses of the Plan are paid by the Company.

3. MASTER TRUST

All of the Plan's investment assets are held in a trust account at UMB Bank (the "Trustee") and consist of a divided interest in an investment account of the International Truck and Engine Corporation Defined Contribution Plans Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the defined contribution pension plans sponsored by International and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2002 and 2001, calculated on a cash basis, are as follows:

	2002	2001
International Truck and Engine Corporation 401(k) Retirement Savings Plan	49.64 %	52.51 %
International Truck and Engine Corporation 401(k) Plan for Represented Employees	38.92 %	39.05 %
International Truck and Engine Corporation Retirement Accumulation Plan	10.90 %	8.19 %
IC Corporation 401(k) Plan	0.54 %	0.25 %

The following table presents the carrying value of investments of the Master Trust as of December 31, 2002 and 2001:

	2002	2001
Cash and cash equivalents	$ 107,074	$ 85,540
U.S. Government securities	257,188	263,858
Common stocks		75,974,373
Participant loans	11,436,340	11,894,204
Common and collective funds	208,386,099	216,495,388
Registered investment companies	133,080,629	80,528,057
Navistar International Corporation Common Stock	17,297,764	20,880,284
Total investments	$370,565,094	$406,121,704

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2002 and 2001 is summarized below:

	2002	2001
Dividend and interest income	$ 1,174,999	$ 1,614,074
Net realized/unrealized appreciation (depreciation) in fair value of investments:		
U.S. Government securities	(6)	15,609
Common stock	949,938	(21,073,859)
Common and collective funds	(4,901,573)	(2,053,152)
Registered investment companies	(42,468,593)	(1,925,135)
Navistar International Corporation Common Stock	(5,341,097)	1,261,812
Net depreciation in fair value of investments	(51,761,331)	(23,774,725)
Net investment earnings (loss)	$(50,586,332)	$(22,160,651)

4. NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company directs the investment of certain contributions. The Company employs professional investment managers, as selected by the Pension Fund Investment Committee of the Company, to manage such investment portfolio. It is intended that the assets will be invested on a long-term basis, consistent with the purpose of the Plan to provide retirement benefits. Such Plan assets are held in the Master Trust and for the years ended December 31, 2002 and 2001 were invested in the Frank Russell Aggressive Balanced Fund, a mutual fund which invested in common stocks of United States and foreign companies and in intermediate bonds.

Information about the net assets and significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2002 and 2001 and for the years then ended, calculated on a cash basis, is as follows:

	2002	2001
Net assets:		
Frank Russell Aggressive Balance Fund	$14,708,891	$11,394,691

	Years Ended December 31	
	2002	2001
Changes in net assets:		
Net realized/unrealized appreciation (depreciation) in fair value of investments	$ (2,448,080)	$ (1,076,430)
Interest and dividend income		91
Employer retirement contributions	4,094,643	3,527,569
Employer matching contributions	2,112,156	840,376
Benefits paid to participants	(444,519)	(424,341)
Total changes in net assets	$ 3,314,200	$ 2,867,265

5. TAX STATUS OF THE PLAN

The Plan obtained a determination letter dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

6. AMENDMENT OR TERMINATION OF THE PLAN

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be nonforfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

Effective January 1, 2003, the Plan was amended to comply with Minimum Distribution Requirements as required by the Internal Revenue Service of all such plans.

7. RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the Recordkeeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar International Corporation stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net earnings (loss) of the Master Trust.

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

EXHIBIT 23

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-29735 of Navistar International Corporation on Form S-8 of our report dated June 2, 2003 appearing in this Annual Report on Form 11-K of the International Truck and Engine Corporation Retirement Accumulation Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Deloitte & Touche LLP
June 27, 2003
Chicago, IL

Deloitte
Touche
Tohmatsu

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the International Truck and Engine Corporation Retirement Accumulation Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Catherine M. Goodwin, Director Compensation and Benefits of International Truck & Engine Corporation (the "Company"), certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan at the dates and for the periods indicated.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ Catherine M. Goodwin
Catherine M. Goodwin
Director Compensation and Benefits
(Principal Executive Officer of the Plan)
June 27, 2003

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that International Truck and Engine Corporation specifically incorporates it by reference.

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the International Truck & Engine Corporation Retirement Accumulation Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Z. Stan Banasik, Senior Retirement Plan Specialist of International Truck & Engine Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of the Plan at the dates and for the periods indicated..

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ Z. Stan Banasik
Z. Stan Banasik
Senior Retirement Plan Specialist
(Principal Financial Officer of the Plan)
June 27, 2003

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.